SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment #4)*

Aegerion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00767E102

(CUSIP Number)

Hilary Strain

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 00767E102

13D

Page 2 of 12 pages

(1) Names of Reporting Persons.
Alta BioPharma Partners III, L.P.
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
WC
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
Delaware

Number Of Shares (7) Sole Voting Power 1,232,167 (a)
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power -0-

(9) Sole Dispositive Power 1,232,167 (a)

(10) Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
1,232,167 (a)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
4.4% (b)
(14) Type Of Reporting Person
PN

(a) Alta BioPharma Partners III, L.P. (“ABPIII”) has sole voting and dispositive control over these shares of common stock (“Common Stock”) of Aegerion Pharmaceuticals, Inc. (the “Issuer”), except that Alta BioPharma Management III, LLC (“ABMIII”), the general partner of ABPIII, and Farah Champsi (“Champsi”), Edward Hurwitz (“Hurwitz”), and Edward Penhoet (“Penhoet”), directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) The percentage set forth in row (13) is based on an aggregate of 28,180,826 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012 plus additional Common Stock which was issued as part of the underwritten public offering as noted in the January 11, 2013 press release.

CUSIP # 00767E102

13D

Page 3 of 12 pages

(1) Names of Reporting Persons.
Alta BioPharma Partners III GmbH & Co. Beteiligungs KG
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
WC
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
Germany

Number Of Shares (7) Sole Voting Power 82,660(c)
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power -0-

(9) Sole Dispositive Power 82,660(c)

(10) Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned By Each Reporting Person
82,660(c)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
0.3% (b)
(14) Type Of Reporting Person
PN

(c)   Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”) has sole voting and dispositive control over these shares of Common Stock, except that ABMIII, as the managing limited partner of ABPIIIKG, and Champsi, Penhoet, and Hurwitz, as directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) The percentage set forth in row (13) is based on an aggregate of 28,180,826 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012 plus additional Common Stock which was issued as part of the underwritten public offering as noted in the January 11, 2013 press release.

CUSIP # 00767E102

13D

Page 4 of 12 pages

(1) Names of Reporting Persons.
Alta BioPharma Management III, LLC
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
Delaware

Number Of Shares (7) Sole Voting Power -0-
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 1,314,827(d)
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 1,314,827(d)
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
1,314,827(d)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
4.7% (b)
(14) Type Of Reporting Person
OO

(d) ABMIII is the general partner of ABPIII and the managing limited partner of ABPIIIKG and shares voting and dispositive power over the shares of Common Stock held by those entities.

(b) The percentage set forth in row (13) is based on an aggregate of 28,180,826 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012 plus additional Common Stock which was issued as part of the underwritten public offering as noted in the January 11, 2013 press release.

CUSIP # 00767E102

13D

Page 5 of 12 pages

(1) Names of Reporting Persons.
Alta Embarcadero BioPharma Partners III, LLC
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
WC
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) :

(6) Citizenship Or Place Of Organization
California

Number Of Shares (7) Sole Voting Power 30,298 (e)
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power -0-
(9) Sole Dispositive Power 30,298 (e)

(10) Shared Dispositive Power -0-
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
30,298 (e)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
0.1% (b)
(14) Type Of Reporting Person
OO

(e)   Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”) has sole voting and dispositive control over these shares of Common Stock, except that Champsi, Penhoet, and Hurwitz, as managers of AEBPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) The percentage set forth in row (13) is based on an aggregate of 28,180,826 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012 plus additional Common Stock which was issued as part of the underwritten public offering as noted in the January 11, 2013 press release.

CUSIP # 00767E102

13D

Page 6 of 12 pages

(1) Names of Reporting Persons.
Farah Champsi
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

(6) Citizenship Or Place Of Organization
U.S.A.

Number Of Shares (7) Sole Voting Power -0-
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 1,345,125 (f)
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 1,345,125 (f)
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
1,345,125 (f)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
4.8% (b)
(14) Type Of Reporting Person
IN

(f) Champsi is a director of ABMIII and a manager of AEBPIII and shares voting and dispositive control over the shares of Common Stock held by ABPIII, ABPIIIKG and AEBPIII.  Champsi disclaims beneficial ownership of such shares except to the extent of her proportionate pecuniary interest therein.

(b) The percentage set forth in row (13) is based on an aggregate of 28,180,826 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012 plus additional Common Stock which was issued as part of the underwritten public offering as noted in the January 11, 2013 press release.

CUSIP # 00767E102

13D

Page 7 of 12 pages

(1) Names of Reporting Persons.
Edward Penhoet
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

(6) Citizenship Or Place Of Organization
U.S.A.

Number Of Shares (7) Sole Voting Power -0-
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 1,345,125 (g)
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 1,345,125 (g)
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
1,345,125 (g)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
4.8% (b)
(14) Type Of Reporting Person
IN

(g) Penhoet is a director of ABMIII and a manager of AEBPIII and shares voting and dispositive control over the shares of Common Stock held by ABPIII, ABPIIIKG and AEBPIII. Penhoet disclaims beneficial ownership of such shares except to the extent of her proportionate pecuniary interest therein.

(b) The percentage set forth in row (13) is based on an aggregate of 28,180,826 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012 plus additional Common Stock which was issued as part of the underwritten public offering as noted in the January 11, 2013 press release.

CUSIP # 00767E102

13D

Page 8 of 12 pages

(1) Names of Reporting Persons.
Edward Hurwitz
(2) Check The Appropriate Box If A Member Of A Group (a)
(b) X

(3) SEC Use Only

(4) Source Of Funds
AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

(6) Citizenship Or Place Of Organization
U.S.A.

Number Of Shares (7) Sole Voting Power -0-
Beneficially Owned
By Each Reporting
Person With (8) Shared Voting Power 1,345,125 (h)
(9) Sole Dispositive Power -0-
(10) Shared Dispositive Power 1,345,125 (h)
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
1,345,125 (h)
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

(13) Percent Of Class Represented By Amount In Row (11)
4.8% (b)
(14) Type Of Reporting Person
IN

(h) Hurwitz is a director of ABMIII and a manager of AEBPIII and shares voting and dispositive control over the shares of Common Stock held by ABPIII, ABPIIIKG and AEBPIII. Hurwitz disclaims beneficial ownership of such shares except to the extent of her proportionate pecuniary interest therein.

(b) The percentage set forth in row (13) is based on an aggregate of 28,180,826 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012 plus additional Common Stock which was issued as part of the underwritten public offering as noted in the January 11, 2013 press release.

CUSIP # 00767E102

13D

Page 9 of 12 pages

Item 1.

Security and Issuer.

This Amendment No. 4 to Schedule 13D is being filed to amend the statement on Schedule 13D relating to the common stock, par value $0.001 per share, of Aegerion Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), as initially filed with the Securities and Exchange Commission on November 8, 2010 and amended on October 22, 2012, November 30, 2012 and December 19, 2012 (as amended, the “Original Schedule 13D”). This Amendment is triggered by the decrease in the Reporting Persons’ beneficial ownership percentage of the Issuer’s common stock as a result of the Issuer’s recent public offering of common stock, which closed on January 16, 2013.  The Original Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

The principal executive office of the Issuer is located at 101 Main Street Suite 1850, Cambridge, MA 02142. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 5.

Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) of the Original Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)

As of January 16, 2013, ABPIII directly held 1,232,167 shares of Common Stock, ABPIIIKG directly held 82,660 shares of Common Stock, and AEBPIII directly held  30,298  shares of Common Stock, representing 4.4%, 0.3% and 0.1%, respectively, of the Issuer’s outstanding Common Stock as of such date.  As the general partner of ABPIII and the managing limited partner of ABPIIIKG, ABMIII beneficially owned an aggregate of 1,314,827 shares of Common Stock, representing 4.7% of the Issuer’s Common Stock outstanding as of such date. Each of the Directors beneficially owned 1,345,125 shares of Common Stock, representing 4.8% of the Issuer’s outstanding Common Stock as of such date.  The percentage set forth in row (13) is based on an aggregate of 28,180,826 shares of Common Stock outstanding as of November 1, 2012 as disclosed in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 9, 2012 plus additional Common Stock which was issued as part of the underwritten public offering as noted in the January 11, 2013 press release.

(b)

ABPIII has sole voting and dispositive control over 1,232,167 shares of Common Stock.  ABPIIIKG has sole voting and dispositive control over 82,660 shares of Common Stock.  AEBPIII has sole voting and dispositive control over  30,298 shares of Common Stock.  None of the other Reporting Persons owns any securities of the Issuer directly. ABMIII, as the general partner of ABPIII and managing limited partner of ABPIIIKG, shares the power to direct the voting and disposition of the  1,232,167 shares of Common Stock held directly by ABPIII and 82,660 shares of Common Stock held directly by ABPIIIKG and may be deemed to beneficially own the shares of Common Stock held by such entities. By virtue of their positions as directors of ABMIII and managers of AEBPIII, each Director shares the power to direct the disposition and vote of the  1,232,167 shares of Common Stock held directly by ABPIII, the 82,660 shares of Common Stock held directly by ABPIIIKG and the 30,298 shares of Common Stock held directly by AEBPIII and may be deemed to beneficially own the shares of Common Stock held by such entities. Each of the Directors disclaims beneficial ownership of all such shares of Common Stock held by the foregoing funds, except to the extent of his or her proportionate pecuniary interest therein.

(c)

On December 19, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 20,654, 1,387 and 509 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $24.15 per share.

CUSIP # 00767E102

13D

Page 10 of 12 pages

On December 20, 2012, ABP III, ABPIIIKG, and AEBPIII disposed of 8,610, 578 and 212 shares of the Issuer’s Common Stock, respectively, on the public market at an average price of $24.12 per share.

On December 22, 2012, outstanding option contracts for ABP III, ABPIII KG, and AEBP III were exercised resulting in the sale of 100,700, 6,800 and 2,500 shares of the Issuer’s Common Stock, respectively, on the public market at a price of $22.50 per share.

(e)

On January 16, 2013, the Reporting Persons ceased to beneficially own more than 5% of the Issuer’s common stock.

Item 7.

Material to be Filed as Exhibits.

Exhibit A:

Joint Filing Statement.

CUSIP # 00767E102

13D

Page 11 of 12 pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 4, 2013

Alta BioPharma Partners III, L.P.

Alta BioPharma Management III, LLC

By: Alta BioPharma Management III, LLC

By:            /s/ Farah Champsi

By:            /s/ Farah Champsi

Farah Champsi, Director

Farah Champsi, Director

Alta Embarcadero BioPharma Partners III, LLC

By:            /s/ Farah Champsi

                Farah Champsi, Manager

Alta BioPharma Partners III GmbH &Co. Beteiligungs KG

By: Alta BioPharma Management III, LLC

By:            /s/ Farah Champsi

                Farah Champsi, Director

                  /s/ Farah Champsi

                 /s/ Edward Hurwitz

                  /s/ Edward Penhoet

CUSIP # 00767E102

13D

Page 12 of 12 pages

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:  February 4, 2013

Alta BioPharma Partners III, L.P.

Alta BioPharma Management III, LLC

By: Alta BioPharma Management III, LLC

By:            /s/ Farah Champsi

By:            /s/ Farah Champsi

Farah Champsi, Director

Farah Champsi, Director

Alta Embarcadero BioPharma Partners III, LLC

By:            /s/ Farah Champsi

                Farah Champsi, Manager

Alta BioPharma Partners III GmbH &Co. Beteiligungs KG

By: Alta BioPharma Management III, LLC

By:            /s/ Farah Champsi

                Farah Champsi, Director

                  /s/ Farah Champsi

                 /s/ Edward Hurwitz

                  /s/ Edward Penhoet